September 17, 2024

Heath Sampson
President and Chief Executive Officer
ModivCare Inc.
6900 E. Layton Avenue, 12th Floor
Denver, CO 80237

       Re: ModivCare Inc.
           Registration Statement on Form S-3
           Filed September 12, 2024
           File No. 333-282051
Dear Heath Sampson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Andrew L. Fabens